January 21, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Double Crown Resources, Inc. Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011 Filed May 18, 2012 Correspondence submitted December 26, 2012 File No. 000-53389

To Whom It May Concern:

On behalf of Double Crown Resources, Inc,., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated January 14, 2013 (the “SEC Letter”) regarding the Annual Report on Form 10-K for fiscal year ended December 31, 2011 (the “Annual Report”).

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

Note 9 - Disputed Liabilities, page F-15

1.
In accordance with the staff's comments, please be advised that upon review of the factual pattern presented in the SEC Letter, management is strongly of the opinion that it is not probable the Company will have to pay these liabilities. In light of FASB 450-20-25-2, management of the Company has taken a conservative interpretation and determined that the liability should be reflected on the Company's financial statements. The Company's lawyer has refused to support management's belief that the Company deems it improbable it will have to pay these liabilities and, therefore, although management acknowledges it is not required to disclose the liability on the Company's financial statements, it has decided to do so for the above reasons.

Securities and Exchange Commission
Page Two
January 21, 2013

On behalf of the Company, we submit the following acknowledgements:

(a)  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely, Double Crown Resources Inc.

By: /s/ Jerry Drew
Jerry Drew, President/CEO

DOUBLE CROWN RESOURCES, INC. (OTCBB:  DDCC)

2312 N. Green Valley Parkway, Suite 1026	Telephone: (707) 961-6016
Henderson, Nevada 89014	Facsimile Transmission: (707) 961-2066
Email: Info@doublecrownresources.com	Website: www.doublecrownresources.com